AURORA GOLD CORPORATION
                                  1 Edith Place
                    Coolum Beach, Queensland, 4573 Australia
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                                                                    June 6, 2007
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Ms. Carmen Moncada-Terry
Mail Stop: 6010

     RE:     Aurora Gold Corporation-Preliminary Proxy Statement

Dear Sir or Madame:

     In response to telephonic comments received by us from the Staff, please note that the fourth full paragraph under Proposal 3 will be deleted and the following substituted in lieu thereof:

     "The Board of Directors has proposed the increase in the authorized capital stock to provide shares which could be used for a variety of corporate purposes, including mergers, acquisitions, the raising of additional capital, and implementation of incentive and other option plans. While the Board of Directors believes it important that the Company has the flexibility that would be provided by having additional authorized capital stock available, the Company does not have any plans, agreements or arrangements that would require the issuance of such stock. The Board of Directors believes it would be in the Company's best interest, however, to have such additional shares of authorized stock available to enable it to take advantage of opportunities for possible future acquisitions, raising capital for future development and operations and the establishment of equity compensation plans, including the plans proposed to be adopted in Proposal 4 below. It is also possible that additional capital stock that would be authorized by the proposed amendment could be issued in a transaction that might discourage offers by takeover bidders or make such offers more difficult or expensive to accomplish, although the Board of Directors has no current plans for any such use of the capital stock."

     The foregoing language will be included in the to be filed definitive proxy statement

Thank  you  for  your  courtesy,  assistance  and  cooperation  in  this matter.

Very truly yours,

AURORA GOLD CORPORATION

By:/s/ Lars Pearl
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Lars Pearl
President and Director